Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b)(2) of the United States

Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: November 30, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

30 November 2004

Due to substantial opposition to the proposed IAMGold transaction, Harmony launches proceedings to prevent Gold Fields’ management from obtaining a discretionary proxy from the Bank of New York

Introduction

Following Harmony’s request to Gold Fields’ management that it declines to vote a discretionary proxy to help it force through the proposed IAMGold transaction and Gold Fields’ management’s refusal to provide that assurance, Harmony, in the interests of itself and its fellow Gold Fields shareholders opposed to the proposed IAMGold transaction, has regretfully been forced to commence proceedings against Gold Fields and the Bank of New York (“BONY”).

The discretionary proxy

The deposit agreement between Gold Fields and BONY, the United States depositary of Gold Fields’ American Depositary Shares (“ADSs”), provides that Gold Fields’ management be entitled to vote, in its sole discretion, those ADSs that are voted neither in favour of nor against a proposed resolution (the “discretionary proxy”).

A further term of the deposit agreement is that, should substantial opposition exist to the matters in respect of which the discretionary proxy is to be granted, or should such matter materially and adversely affect the rights of holders of Gold Fields shares, Gold Fields’ management should inform BONY of this and, consequently, the discretionary proxy should not be granted. This term is specifically designed to prevent Gold Fields’ management forcing through resolutions that are against the wishes of a substantial number of Gold Fields’ shareholders and/or which materially adversely affect their rights.

On 25 November 2004, Harmony notified the management and directors of Gold Fields that, in Harmony’s view, substantial opposition exists to the proposed IAMGold transaction and that the implementation of such transaction would materially adversely affect the rights of holders of Gold Fields shares. Harmony requested that Gold Fields’ management notify BONY of such substantial opposition and material adverse affect, with the effect that Gold Fields’ management would not be granted the discretionary proxy.

Following Gold Fields’ management’s failure to do so, Harmony has regretfully been forced to commence proceedings in the Witwatersrand Local Division of the High Court of South Africa, requiring Gold Fields’ management to notify BONY of this substantial opposition and material adverse affect. Simultaneously, Harmony has also had to file an injunction in the United States seeking to prevent BONY from issuing the discretionary proxy.

Substantial opposition

On 29 November 2004, Harmony announced that valid acceptances of the early settlement offer had been received in respect of a total of 53 392 108 Gold Fields shares representing approximately 10.8% of the entire issued share capital of Gold Fields. Harmony has formally notified Gold Fields of its opposition to the proposed IAMGold transaction.

As previously announced, Harmony has received an irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.*

Furthermore, during meetings that Harmony has held with Gold Fields’ shareholders a significant number have indicated that they oppose the proposed IAMGold transaction. This fact has been confirmed by both Gold Fields’ and IAMGold’s management’s own statements in recent days.

“At the time of the IAMGold transaction, you know this is what I find somewhat surprising, you know we struggled to find anybody who didn’t like the transaction, now all of a sudden people are saying – No, it’s a lousy deal.”—Ian Cockerill, CEO of Gold Fields, 3 November 2004.

“It looks like Gold Fields might be getting cold feet after hearing from their shareholders that they don’t like the deal” (Bloomberg quoting Wayne McCurri who oversees the management of some $1,9 billion assets, including Gold Fields and Harmony shares).

On 27 November 2004, when Joe Conway, the Chief Executive of IAMGold, is reported to have acknowledged that “there still is significant opposition to the proposal … the issue remains that Gold Fields shareholders are still somewhat divided at this point”.

Accordingly, Harmony believes that there is substantial opposition to the proposed IAMGold transaction. The level of opposition is even more significant in the context of the historic level of attendance at such general meetings (approximately 70% at the recent annual general meeting).

In Harmony’s view, should Gold Fields’ management be granted the discretionary proxy in respect of the proposed IAMGold transaction, this could potentially assist Gold Fields’ management in forcing through the resolutions relating to IAMGold against the wishes of a substantial number of Gold Fields’ shareholders.

Harmony firmly believes that it is Gold Fields’ shareholders, rather than Gold Fields’ management, who should decide on the merits of the proposed IAMGold transaction.

Material adverse affect

Harmony is of the view that the implementation of the proposed IAMGold transaction will materially and adversely affect the rights of holders of Gold Fields shares.

Harmony’s subsequent offer is conditional upon, inter alia, the proposed IAMGold transaction not being implemented. Holders of Gold Fields shares who wish to accept Harmony’s subsequent offer may be denied that opportunity if the proposed IAMGold transaction is approved.

The proposed IAMGold transaction

Harmony considers that Gold Fields’ rationale for the proposed IAMGold transaction is unconvincing and difficult to justify from both a value and structural perspective. In addition, Harmony believes that the proposed IAMGold transaction has significant negative implications for Gold Fields, its shareholders, its South African asset portfolio and all of its stakeholders. In summary, under the terms of the proposed IAMGold transaction, Harmony believes that Gold Fields shareholders will not receive full value for their international asset portfolio, will lose control of their future growth and could face future dividend reductions.

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614
South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za
United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax hrafkin-sax@fd-us.com	+1 212 850 5789	+1 917 509 0255
Torie Pennington tpennington@fd-us.com	+1 212 850 5629	+1 917 838 1369
United Kingdom - Financial Dynamics Business Communications
Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul charles.watenphul@fd.com	+44 207 269 7216	+44 7866 438 013

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

* As previously disclosed, the irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction and to accept the subsequent offer is a legally binding contractual agreement. This agreement would cease to be binding on Norilsk in the event that a competing offeror were to make an offer for the entire issued share capital of Gold Fields at a price that represented a 15% premium to the value of Harmony’s offers. Under the terms of the agreement, Harmony retains the right to match any such competing offer with the effect that the agreement would remain binding on Norilsk.

In connection with the proposed merger, Harmony will file with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony will send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.